UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Avolon Holdings Limited
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G52237107
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52237107	SCHEDULE 13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA AvAero Holdings S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,166,848
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,166,848
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(1)
12	TYPE OF REPORTING PERSON OO

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA AvAero Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,166,848
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,166,848
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(1)
12	TYPE OF REPORTING PERSON CO

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA AvAero, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,166,848
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,166,848
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(1)
12	TYPE OF REPORTING PERSON PN

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA AvAero GenPar Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,166,848
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,166,848
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(1)
12	TYPE OF REPORTING PERSON CO

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA AvAero MGP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,166,848
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,166,848
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(1)
12	TYPE OF REPORTING PERSON OO

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glenn R. August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,166,848
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,166,848
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(1)
12	TYPE OF REPORTING PERSON IN

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 8 of 12 Pages

ITEM 1.	(a)	Name of Issuer:

Avolon Holdings Limited (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

The Oval Building 1 Shelbourne Road Ballsbridge Dublin 4 Ireland

ITEM 2.	(a)	Name of Persons Filing:

Name of Person Filing	Address	Citizenship

OHA AvAero Holdings S.À R.L. (“AvAero”)	296-298, route Longwy, L - 1940 Luxembourg	Luxembourg

OHA AvAero Holdings, Ltd. (“AvAero Holdings”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Cayman Islands

OHA AvAero, LP (“AvAero LP”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Cayman Islands

OHA AvAero GenPar Ltd. (“AvAero GenPar”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Cayman Islands

OHA AvAero MGP LLC (“AvAero MGP” and, together with AvAero, AvAero Holdings, AvAero LP and AvAero GenPar, the “Reporting Persons”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Delaware

Glenn R. August (“Mr. August”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	United States

CUSIP No. G52237107	SCHEDULE 13G	Page 9 of 12 Pages

	(b)	Address of Principal Business Office, or if None, Residence:

See Item 2(a) above.

	(c)	Citizenship:

See Item 2(a) above.

	(d)	Title of Class of Securities:

Common Shares, par value $0.000004 per share (“Common Shares”)

	(e)	CUSIP Number:
G52237107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

AvAero

AvAero beneficially owns an aggregate of 5,166,848 Common Shares, which represents approximately 6.4% of the issued and outstanding Common Shares.  AvAero has the sole power to vote or direct the vote of 5,166,848 Common Shares and the sole power to dispose or to direct the disposition of 5,166,848 Common Shares.

AvAero Holdings

AvAero Holdings is the sole shareholder of AvAero. As the sole shareholder of AvAero, AvAero Holdings may be deemed to beneficially own 5,166,848 Common Shares, which represents approximately 6.4% of the issued and outstanding Common Shares. As the sole shareholder of AvAero, AvAero Holdings may be deemed to have the sole power to vote or direct the vote of 5,166,848 Common Shares and the sole power to dispose or to direct the disposition of 5,166,848 Common Shares.

CUSIP No. G52237107	SCHEDULE 13G	Page 10 of 12 Pages

AvAero LP

AvAero LP is the sole shareholder of AvAero Holdings. As the sole shareholder of AvAero Holdings, AvAero LP may be deemed to beneficially own 5,166,848 Common Shares, which represents approximately 6.4% of the issued and outstanding Common Shares. As the sole shareholder of AvAero Holdings, AvAero LP may be deemed to have the sole power to vote or direct the vote of 5,166,848 Common Shares and the sole power to dispose or to direct the disposition of 5,166,848 Common Shares.

AvAero GenPar

AvAero GenPar is the sole general partner of AvAero LP.  As the sole general partner of AvAero LP, AvAero GenPar may be deemed to beneficially own of 5,166,848 Common Shares, which represents approximately 6.4% of the issued and outstanding Common Shares.  As the sole general partner of AvAero LP, AvAero GenPar may be deemed to have the sole power to vote or direct the vote of 5,166,848 Common Shares and the sole power to dispose or to direct the disposition of 5,166,848 Common Shares.

AvAero MGP

AvAero MGP is the sole shareholder of AvAero GenPar.  As the sole shareholder of AvAero GenPar, AvAero MGP may be deemed to beneficially own an aggregate of 5,166,848 Common Shares, which represents approximately 6.4% of the issued and outstanding Common Shares.  As the sole shareholder of AvAero GenPar, AvAero MGP may be deemed to have the sole power to vote or direct the vote of 5,166,848 Common Shares and the sole power to dispose or to direct the disposition of 5,166,848 Common Shares.

Mr. August

Mr. August is the managing member of AvAero MGP.  As the managing member of AvAero MGP, Mr. August may be deemed to beneficially own an aggregate of 5,166,848 Common Shares, which represents approximately 6.4% of the issued and outstanding Common Shares. As the managing member of AvAero MGP, Mr. August may be deemed to have the sole power to vote or direct the vote of 5,166,848 Common Shares and the sole power to dispose or to direct the disposition of 5,166,848 Common Shares.  Mr. August disclaims beneficial ownership of the Common Shares owned by AvAero.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 11, 2015, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Section 13d-1(k)(1) under the Securities Exchange Act of 1934.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP No. G52237107	SCHEDULE 13G	Page 11 of 12 Pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

On December 17, 2014, in connection with the initial public offering of the Issuer, AvAero entered into a shareholders’ agreement (the “Shareholders Agreement”) with Idamente S.À R.L. (“Idamente”), AAIL Holdings S.À R.L. (“AAIL”), Avolon Holding Corporation (Luxembourg) I S.À R.L. (“AHC I”), Avolon Holding Corporation (Luxembourg) II S.À R.L. (“AHC II”), Avolon Holding Corporation (Luxembourg) III S.À R.L. (collectively with AHC I and AHC II, “AHCL”), Vigorous Investment Pte Ltd. (“VIPL”), PEG Avolon Holdings, Private Equity Partners X Direct, L.P., Private Equity Partners IX Direct, L.P., Fourth Cinven (Railpen 2011) Co-Investment Limited Partnership and Universities Superannuation Scheme Limited (each an “Other Investor” and, collectively, the “Other Investors”) and the Issuer.

Pursuant to the Shareholders Agreement, AvAero and each Other Investor is required to vote its Common Shares in favor of (i) the election or re-election, as applicable, of two directors (the “Majority Sponsor Directors”) to be nominated by each of Idamente, AAIL and AHCL (each a “Majority Sponsor”) in accordance with the Shareholders Agreement, (ii) the election or re-election, as applicable, of two directors to be nominated by the Board of Directors of the Issuer and (iii) the removal of a Majority Sponsor Director, if the Majority Sponsor who nominated such director designates such director for removal.  The Shareholders Agreement also provides that, except in accordance with the foregoing, neither AvAero nor any Other Investor may vote its Common Shares to cause the removal of a Majority Sponsor Director.

In addition, the Shareholders Agreement provides that so long as the Majority Sponsors and VIPL (collectively, the “Sponsors”) hold at least 25% of the outstanding Common Shares, certain corporate matters require the approval of Sponsors holding a majority of the Common Shares then held by the Sponsors.  If such approval is not obtained, AvAero and each Other Investor is required to vote against the matter’s approval.

The aggregate number of shares collectively owned by the Other Investors is 59,163,743, which represents approximately 73.1% of the outstanding Common Shares.  If the Reporting Persons are deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, with the Other Investors, they may be deemed to beneficially own all of the Common Shares held by the Other Investors.  Each Reporting Person hereby disclaims beneficial ownership of the Common Shares owned by the Other Investors.

The form of Shareholders Agreement is filed as Exhibit 10.21 to Amendment No. 5 to the Issuer’s Registration Statement on Form F-1, File No. 333-196620, filed with the Securities and Exchange Commission on December 1, 2014 and is hereby incorporated by reference.  The foregoing summary is qualified in its entirety by the terms thereof.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

CUSIP No. G52237107	SCHEDULE 13G	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2015

OHA AvAero Holdings S.À R.L.

By:	/s/ Richard P. Munn
Name: Richard P. Munn
Title: Manager A

By:	/s/ Jean-Philippe Mersy
Name: Jean-Philippe Mersy
Title: Manager B

OHA AvAero Holdings, Ltd.

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AvAero, LP
By: OHA AvAero GenPar Ltd., its general partner
By: OHA AvAero MGP LLC, its general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AvAero GenPar Ltd.
By: OHA AvAero MGP LLC, its general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AvAero MGP LLC

By:	/s/ Glenn R. August
Name: Glenn R. August
Title: Member

Glenn R. August

/s/ Glenn R. August
Glenn R. August

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as of February 11, 2015 as follows:

1.	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2.
Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

OHA AvAero Holdings S.À R.L.

By:	/s/ Richard P. Munn
Name: Richard P. Munn
Title: Manager A

By:	/s/ Jean-Philippe Mersy
Name: Jean-Philippe Mersy
Title: Manager B

OHA AvAero Holdings, Ltd.

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AvAero, LP
By: OHA AvAero GenPar Ltd., its general partner
By: OHA AvAero MGP LLC, its general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AvAero GenPar Ltd.
By: OHA AvAero MGP LLC, its general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AvAero MGP LLC

By:	/s/ Glenn R. August
Name: Glenn R. August
Title: Member

Glenn R. August

/s/ Glenn R. August
Glenn R. August